Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-155247
Dated November 17, 2008
(First distributed in the United States on November 17, 2008)

Santander, November 10, 2008

On 28 October, Santander Group's results for the third quarter of 2008 were published. Attributable profit of Banco Santander in the first nine months of the year was Euro 6,935 million, which means a 6% increase over the attributable profit in the same period of 2007. Such increase would be of 16% if the extraordinary capital gains made last year were not taken into account.

Amid a very complex context, Banco Santander has once again shown its strength and its ability to consistently generate profits.

Given its special relevance, I would like to mention the decision announced today to carry out a capital increase with preemptive subscription rights for our shareholders. The total amount of the capital increase is 7,200 million Euros, and the issue price of the new shares is 4.5 Euros per share, which entails 1 new share for each 4 shares outstanding.1

Banco Santander has always had a very clear approach to capital strength. That is why, despite our sound starting point -6.31% core capital ratio as at September 30, 2008-, the Group has raised its target ratio to 7% as an answer to the increased solvency requirements it has set for itself in the current economic environment.

In order to reach this new objective, we have chosen to undertake a share capital increase directed to our shareholders, giving them the opportunity to increase their investment in the Bank on very attractive terms.

The Board of Directors intends to continue its cash-dividend pay-out policy of approximately 50%.

I am very optimistic on the future developments of Banco Santander. Our business diversification, the soundness of our commercial franchise, cost controls and careful risk management will allow us to continue to stand out against our competitors.

We hope that the acquisitions of Alliance & Leicester and Bradford & Bingley in the United Kingdom, as well as the recently announced acquisition of Sovereign Bancorp in the United States, all of which amply meet the strategic and financial targets set forth by the Group, will contribute to the above.

To conclude, the Bank acts in anticipation while strengthening its capital and offering its shareholders a superb investment opportunity. The members of the Board of Directors of Banco Santander have confirmed their intention to participate in the share capital increase.

Thank you once again for your confidence in Banco Santander.

1
The preemptive subscription period is likely to commence on November 13, as soon as the relevant prospectus has been registered with the Spanish Securities Market Commission [Comisión Nacional del Mercado de Valores] and all other applicable prior requirements have been met.

Santander has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Santander has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Alternatively, you may request that the prospectus is sent to you by calling toll-free (800) 290-6429.